

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2011

Via E-mail
Huiping Yan
Chief Financial Officer
Home Inns & Hotels Management Inc.
No. 124 Caobao Road
Xuhui District, Shanghai 200235
People's Republic of China

> **Re:** **Home Inns & Hotels Management Inc.**
> **Form 20-F for the fiscal year ended December 31, 2010**
> **Filed April 27, 2011**
> **File No. 001-33082**

Dear Ms. Huiping Yan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Information on the Company, page 22

1. In future filings, please revise your MD&A to describe the seasonality of your business and how it impacts your revenues and business operations. See Item 4.B.3 of Form 20-F.

Key Performance Indicators, page 42

2. In future filings, please revise to provide the occupancy rate, average daily rate and RevPAR for your leased-and-operated hotels and your franchised-and-managed hotels. In addition, in future filings, please provide the occupancy rate, average daily rate and RevPAR for mature hotels as well as those that are in the ramp up phase and clarify how you define mature hotels.

3.   We note your disclosure within this section that you view EBITDA as a key performance indicator. Given this, in future periodic filings please provide your EBITDA for the periods covered by the MD&A and reconcile this figure to net income as presented in your consolidated statements of operations.

Revenues, page 43

4.   We note that your future revenue growth will depend significantly upon, among other things, your ability to maintain any future increase in your occupancy rates, average daily rates and RevPAR at existing hotels. For each of these performance indicators, in future filings, please disclose the trends in your market.

Capital expenditures, page 56

5.   In future periodic filings, please include additional analysis of your capitalized expenditures by breaking down total capital expenditures between new development, redevelopment/renovations and other cap-ex by year. In addition, please provide a narrative discussion for fluctuations from year to year and expectations for the future.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Z. Julie Gao
        Skadden, Arps, Slate, Meagher & Flom
        Via e-mail: julie.gao@skadden.com